EXHIBIT 99.1

Gentor Resources Inc.

PRESS RELEASE

Gentor Closes Sale of Oman Properties

Sale reflects Gentor’s focus on its copper exploration properties in Turkey

Toronto, Canada – July 15, 2014 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") announces that it has closed the sale to Savannah Resources plc (the "Purchaser") of Gentor’s properties in Oman (the "Oman Sale").  The Purchaser is an AIM-listed mineral exploration company.  The Oman Sale was effected by way of the sale by Gentor to the Purchaser of all of the outstanding shares of the British Virgin Islands company, Gentor Resources Limited ("Oman Holdco").  Prior to the Oman Sale, Oman Holdco was a wholly-owned subsidiary of Gentor and the interests of Gentor in the Oman properties had been held through Oman Holdco.

The consideration for the Oman Sale is as follows:

1.	Initial Consideration
(a)	A cash payment of US$800,000, which was paid to Gentor on closing.

2.	Deferred Consideration
(a)	The sum of US$1,000,000, payable to Gentor upon a formal final investment decision being made for the development of the Block 5 licence in Oman.
(b)	The sum of US$1,000,000, payable to Gentor upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 licence in Oman.
(c)	The sum of US$1,000,000, payable to Gentor within six months of the payment of the deferred consideration in (b) above.
(d)
The Purchaser may elect to pay up to 50% of the above deferred consideration by the issue of shares of the Purchaser to Gentor.  Where the Purchaser’s shares are so issued in satisfaction of deferred consideration, the number of shares to be issued will be determined by reference to the volume weighted average price of the Purchaser’s shares for 30 trading days prior to the date upon which the relevant deferred consideration is payable.

About Gentor

Gentor is a mineral exploration company with copper exploration properties in Turkey.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.